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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Introgen Therapeutics, Inc.
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
46119F 10 7
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	46119F 10 7	Page	2	of	4

1	NAMES OF REPORTING PERSONS: David G. Nance

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States citizen

	5	SOLE VOTING POWER:

NUMBER OF		3,647,481

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,647,481

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,647,481

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	8.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Page	3	of	4
Item 1.
(a)	Introgen Therapeutics, Inc., a Delaware corporation

(b)	301 Congress Ave., Suite 1850, Austin, TX 78701
Item 2.
(a)	David G. Nance

(b)	301 Congress Ave., Suite 1850, Austin, TX 78701

(c)	United States of America

(d)	Common Stock, par value $0.001 per share

(e)	46119F 10 7

Item 3.	Not Applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owed: 3,647,481

(b)	Percent of class: 8.1%

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote 3,647,481

(ii)	Shared power to vote or to direct the vote 0

(iii)	Sole power to dispose or to direct the disposition of 3,647,481

(iv)	Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Reporting Person has the right to receive and the power to direct the receipt of dividends from or the proceeds from the sale of 2,215,605 shares by virtue of his position as the Chief Executive Officer of Domecq Technologies, Developtech Resources Corporation and Debouchement, Ltd. Reporting Person holds the right to vote for each entity and has dispositive control over the shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Page	4	of	4

Item 10.	Certification
(a)	Not applicable.

(b)	Not applicable
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2007

Date

*/s/ David G. Nance

Signature

DAVID G. NANCE

Name/Title

*By:	/s/ Rodney Varner

Rodney Varner Attorney-in-Fact
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

POWER OF ATTORNEY
     The undersigned, David G. Nance and Christy M. Nance, do hereby appoint Rodney Varner, 301 Congress Avenue, Suite 2025, as our agent and attorney in fact for the purpose of preparing, signing and/or filing all forms, statements, questionnaires and other documents with the NASD, NASDAQ, United States Securities Exchange Commission (“SEC”), and other agencies which may be necessary or advisable with respect to our securities of Introgen Therapeutics, Inc. and with respect to any transactions in such securities, including, without limitation SEC Forms 3, 4, 13G, and 144, and any Director’s and Officer’s questionnaires and other documents that may be solicited by the company or its attorneys in connection therewith, and in connection with all proxies, annual reports, and other regulatory filings of that company.
Dated: 10/1/2000

/s/ David G. Nance

David G. Nance

/s/ Christy M. Nance

Christy M. Nance